Exhibit 99.2

NEBIUS GROUP N.V.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)

		As of
		December 31,	June 30,
	Notes	2024*	2025
ASSETS
Cash and cash equivalents	4	2,434.7	1,679.3
Accounts receivable, less allowance for doubtful accounts of $0.1 and $0.7, respectively	4	11.2	54.7
Prepaid expenses		22.2	28.3
Restricted cash	4	0.6	74.5
VAT reclaimable		6.2	158.3
Other current assets	4	37.0	34.5
Current assets of discontinued operations	3	21.4	—
Total current assets		2,533.3	2,029.6
Property and equipment	7	846.7	1,789.4
Intangible assets	9	4.9	15.6
Operating lease right-of-use assets	8	44.8	277.3
Equity method investments	5	6.4	32.3
Investments in non-marketable equity securities	5	90.7	835.1
Deferred tax assets		7.7	8.8
Other non-current assets	4	13.4	108.5
Non-current assets of discontinued operations	3	0.7	—
Total non-current assets		1,015.3	3,067.0
TOTAL ASSETS		3,548.6	5,096.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	228.0	103.6
Debt, current	12	6.1	8.0
Income and non-income taxes payable		5.5	7.2
Deferred revenue	4	16.3	19.3
Current liabilities of discontinued operations	3	8.1	—
Total current liabilities		264.0	138.1
Operating lease liabilities	8	30.3	204.5
Debt, non-current	12	—	978.2
Other accrued liabilities		0.6	0.3
Total non-current liabilities		30.9	1,183.0
Total liabilities		294.9	1,321.1
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: nil); shares outstanding (Class A: 200,054,926 and 203,006,418, respectively, Class B: 35,698,674, and Class C: nil)		9.2	9.2
Treasury shares at cost (Class A: 126,287,344 and 123,335,852, respectively)		(1,968.1)	(1,922.1)
Additional paid-in capital		2,016.7	2,001.4
Accumulated other comprehensive loss		(22.1)	(1.9)
Retained earnings		3,218.0	3,688.9
Total shareholders’ equity		3,253.7	3,775.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,548.6	5,096.6

* Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars, except share and per share data)

		Six months ended June 30,
	Notes	2024*	2025
Revenues		24.2	156.0
Operating costs and expenses:
Cost of revenues(1)		12.7	54.8
Product development(1)		51.5	79.3
Sales, general and administrative(1)		122.2	129.1
Depreciation and amortization		20.3	124.3
Total operating costs and expenses		206.7	387.5
Loss from operations		(182.5)	(231.5)
Interest income	4	13.1	12.1
Interest expense	12	—	(4.8)
Gain from revaluation of investment in equity securities	5	—	597.4
Loss from equity method investments		—	(6.2)
Other income/(loss), net	4	(16.0)	32.9
Net income / (loss) before income taxes		(185.4)	399.9
Income tax expense		0.1	1.7
Net income / (loss) from continuing operations		(185.5)	398.2
Net income / (loss) from discontinued operations	3	(228.5)	72.7
Net income / (loss)		(414.0)	470.9
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	(0.53)	1.67
Diluted	2	(0.53)	1.64
Net income / (loss) from discontinued operations per Class A and Class B share:
Basic	2	(0.65)	0.31
Diluted	2	(0.65)	0.30
Net income / (loss) per Class A and Class B share:
Basic	2	(1.18)	1.98
Diluted	2	(1.18)	1.94
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	317,150,895	202,521,140
Diluted	2	352,849,569	244,267,869

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	—	0.3
Product development	4.8	9.6
Sales, general and administrative	2.3	22.2

*Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars)

		Six months ended June 30,
	Notes	2024	2025
Net income/ (loss)		(414.0)	470.9
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		(84.0)	21.0
Reallocation adjustment, net of tax of nil	4	2,428.6	(0.8)
Total comprehensive income/(loss)		1,930.6	491.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars)

		Six months ended June 30,
	Notes	2024	2025
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income / (loss) from continuing operations		(185.5)	398.2
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	7	19.6	121.2
Amortization of intangible assets	9	0.7	3.1
Operating lease right-of-use assets amortization and the lease liability accretion		3.4	16.5
Amortization of debt discount and issuance costs		—	3.0
Share-based compensation expense	13	7.1	32.1
Deferred income tax expense / (benefit)		1.2	(0.4)
Foreign exchange (gains) / losses		13.9	(10.8)
Gain from revaluation of investment in equity securities	5	—	(597.4)
Loss from equity method investments		—	6.2
Provision for expected credit losses		0.7	0.9
Other		—	1.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(1.2)	(44.5)
Prepaid expenses		(9.2)	(5.2)
Accounts payable, accrued and other liabilities and non-income taxes payable		(14.5)	(50.1)
Deferred revenue		6.7	3.0
Other assets		0.1	(91.7)
Interest receivable		(11.2)	—
VAT reclaimable		6.2	(137.1)
Net cash used in operating activities – continuing operations		(162.0)	(352.0)
Net cash provided by operating activities – discontinued operations		538.0	(17.1)
Net cash provided by operating activities		376.0	(369.1)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(217.9)	(1,054.5)
Proceeds from divestment, net of cash of discontinued operations sold	3	1,283.2	—
Investment in Toloka, net of cash of discontinued operations sold	3	—	(42.7)
Investments in non-marketable equity securities	5	—	(50.0)
Proceeds from maturity of debt securities		10.0	—
Other investing activities		—	1.0
Net cash provided by/(used in) investing activities – continuing operations		1,075.3	(1,146.2)
Net cash used in investing activities– discontinued operations		(360.3)	(0.1)
Net cash provided by/(used in) investing activities		715.0	(1,146.3)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of convertible debt	12	—	1,000.0
Withholding tax paid	11	—	(181.5)
Repayment of debt		(0.4)	—
Net cash provided by financing activities – continuing operations		(0.4)	818.5
Net cash provided by/(used in) financing activities– discontinued operations		168.7	—
Net cash provided by/(used in) financing activities		168.3	818.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars)

		Six months ended June 30,
	Notes	2024	2025
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(24.2)	0.4
Net change in cash and cash equivalents, and restricted cash and cash equivalents		1,235.1	(696.5)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,091.2	2,450.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		2,326.3	1,753.8
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period		(3.0)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		2,323.3	1,753.8
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		1,076.1	2,449.6
Restricted cash and cash equivalents, beginning of period		15.1	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,091.2	2,450.3
Cash and cash equivalents, end of period		2,325.4	1,679.3
Restricted cash and cash equivalents, end of period		0.9	74.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		2,326.3	1,753.8
Cash and cash equivalents, end of period – continuing operations		2,322.4	1,679.3
Restricted cash and cash equivalents, end of period – continuing operations		0.9	74.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period- continuing operations		2,323.3	1,753.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions U.S. dollars (“$”), except share and per share data)

	Six months ended June 30, 2024
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2023	1	—	361,482,281	9.2	(19.6)	1,812.2	(2,367.5)	3,859.4	3,293.7	0.2	3,293.9
Priority share elimination	(1)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(414.0)	(414.0)	—	(414.0)
Translation adjustment	—	—	—	—	—	—	(84.0)	—	(84.0)	—	(84.0)
Divestment, first closing (Note 3)	—	—	(67,632,122)	—	(931.1)	—	2,428.6	—	1,497.5	—	1,497.5
Share-based compensation expense	—	—	—	—	—	30.7	—	—	30.7	—	30.7
Balance as of June 30, 2024	—	—	293,850,159	9.2	(950.7)	1,842.9	(22.9)	3,445.4	4,323.9	0.2	4,324.1

	Six months ended June 30, 2025
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2024	—	—	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net income	—	—	—	—	—	—	—	470.9	470.9	—	470.9
Translation adjustment	—	—	—	—	—	—	21.0	—	21.0	—	21.0
Deconsolidation of subsidiary (Note 3)	—	—	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of share-based awards	—	—	2,844,825	—	44.3	(44.3)	—	—	—	—	—
Other	—	—	106,667	—	1.7	(1.7)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	30.7	—	—	30.7	—	30.7
Balance as of June 30, 2025	—	—	238,705,092	9.2	(1,922.1)	2,001.4	(1.9)	3,688.9	3,775.5	—	3,775.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. The Group also operates additional businesses, currently including autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen).

On May 2, 2025, the Company announced an investment transaction in Toloka, the Group’s data-for-generative AI solutions business, led by Bezos Expeditions with participation from Mikhail Parakhin, CTO of Shopify. Following the completion of the investment transaction in Toloka, Nebius Group continued to hold a majority economic interest in but ceased to hold majority voting power in Toloka, no longer includes Toloka’s results in Nebius Group’s consolidated financial statements, and reports its stake in Toloka as a combination of equity method investment and investment in equity securities (Note 5).

On February 5, 2024, the Company announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and related businesses in certain international markets. The divested businesses accounted for approximately 95% of the Group’s consolidated assets and employees immediately prior to the divestment. The divestment was implemented in two closings. The first closing occurred on May 17, 2024, in which the Company sold a controlling stake in the divested businesses of 68%. The second and final closing occurred on July 12, 2024, at which the Company sold its remaining stake in the divested businesses.

More information on the divestment transaction may be found in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with Securities and Exchange Commission on April 30, 2025.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the six months ended June 30, 2025 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2024. Condensed consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The unaudited condensed consolidated balance sheet as of December 31, 2024, was derived from the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024 and recast for the presentation of Toloka as discontinued operations.

The results for the six months ended June 30, 2025 are not necessarily indicative of the operating results expected for the year ending December 31, 2025 or any other future period. The potential risks and uncertainties that could affect future results include, among others, geopolitical and macroeconomic developments affecting the Group’s business, operations or governance; changes in the political, legal and/or regulatory environment; competitive pressures; technological developments; and the Group’s need to expend capital to accommodate the growth of the business in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024, except for an update of the accounting policy in relation to the Group’s convertible debt and equity method investments, as described below.

Summary of significant accounting policies recently amended or introduced

Convertible debt

Upon the issuance of convertible debt, the Company performs an analysis of the embedded features pursuant to ASC 815, "Derivatives and Hedging". In case embedded features require bifurcation, they are accounted for separately as a derivative liability. The Company does not apply a fair value option for a debt component of convertible notes issued.

The Company records the principal amount of convertible notes issued as a liability on its balance sheet, offset by the associated debt issuance costs, which are reported as a direct deduction from the carrying amount of the liability. Debt issuance costs are amortized over the contractual term of the convertible notes issued using the effective interest method, with the amortization recognized as interest expense in the consolidated statement of operations. Additionally, accretion of principal to the repayment amount at maturity is recognized over the term of the convertible notes issued as interest expense.

Equity method investments

Investments in the common stock or in-substance common stock of entities in which the Group can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for under the equity method. The Group records its share of the results of these companies and the amortization of basis differences within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Group’s share in the changes of the investee’s capital.

Following the loss of significant influence over equity method investments without readily determinable fair values, the Group accounts for these investments under the measurement alternative at cost less impairment.

The Group reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the company including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

Recast of Certain Prior Period Information

Toloka’s investment transaction, which resulted in its deconsolidation from the Group’s consolidated financial statements (the “Toloka Deconsolidation”), represented a strategic shift and met the criteria for the Toloka business to be classified as discontinued operations in ASC 205 “Discontinued operations”. Prior period financial information presented in these condensed consolidated financial statements has been recast to reflect the effects of the treatment of Toloka as discontinued operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The standard is effective for annual periods beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the effect that the adoption of this ASU will have on the annual consolidated financial statements for the year ended December 31, 2025.

In November 2024, the FASB issued ASU 2024-03 "Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)" to improve the disclosures about an entity’s expenses. Upon adoption, it will be required to disclose in the notes to the financial statements a disaggregation of certain expense categories included within the expense captions on the face of the income statement. The standard is effective for annual periods beginning January 1, 2027, with early adoption permitted. The standard can be applied either prospectively or retrospectively. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2.	NET INCOME / (LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the six months ended June 30, 2024 and 2025 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) from continuing and discontinued operations per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and the remaining shares to be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt under the if-converted method. Transactions resulting in businesses being classified as discontinued operations in 2024 and 2025 are described in Note 3.

The computation of the diluted net income/(loss) per Class A share from continuing and discontinued operations assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share from continuing and discontinued operations does not assume the conversion of those shares. The net income/(loss) per share from continuing and discontinued operations amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18 the Group uses net income / (loss) from continuing operations as the control number in determining whether those potential common shares are dilutive or antidilutive. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive for the six months ended June 30, 2025 was 7,678,482.

The Convertible Notes due 2029 and 2031 (see Note 12) provide for a flexible settlement feature. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Six months ended June 30,
	2024		2025
	Class A	Class B	Class A	Class B
Net (loss)/income from continuing operations, allocated for basic	(166.7)	(18.8)	338.5	59.7
Reallocation of net (loss)/income from continuing operations as a result of conversion of Class B to Class A shares	(18.8)	—	59.7	—
Reallocation of net (loss)/income from continuing operations to Class B shares	—	(0.2)	—	(1.2)
Effect of convertible debt, net of tax	—	—	3.6	—
Net (loss)/income from continuing operations, allocated for diluted	(185.5)	(19.0)	401.8	58.5
Net (loss)/income from discontinuing operations, allocated for basic	(205.4)	(23.1)	61.8	10.9
Reallocation of net (loss)/income from discontinuing operations as a result of conversion of Class B to Class A shares	(23.1)	—	10.9	—
Reallocation of net (loss)/income from discontinuing operations to Class B shares	—	(0.1)	—	—
Net (loss)/income from discontinued operations, allocated for diluted	(228.5)	(23.2)	72.7	10.9
Weighted average ordinary shares used in per share computation — basic	317,150,895	35,698,674	202,521,140	35,698,674
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,698,674	—
Incremental shares for convertible notes	—	—	2,807,466	—
Share-based awards	—	—	3,240,589	—
Weighted average ordinary shares used in per share computation — diluted	352,849,569	35,698,674	244,267,869	35,698,674
Net loss per share from continuing operations attributable to ordinary shareholders:
Basic	(0.53)	(0.53)	1.67	1.67
Diluted	(0.53)	(0.53)	1.64	1.64
Net income/(loss) per share from discontinued operations attributable to ordinary shareholders:
Basic	(0.65)	(0.65)	0.31	0.31
Diluted	(0.65)	(0.65)	0.30	0.30
Net income/(loss) per share attributable to ordinary shareholders:
Basic	(1.18)	(1.18)	1.98	1.98
Diluted	(1.18)	(1.18)	1.94	1.94

3.	DISPOSALS AND DISCONTINUED OPERATIONS

The components of net income/(loss) from discontinued operations for the six months ended June 30, 2024 and 2025 are the following:

	Six months ended June 30,
	2024	2025
Net income from discontinued operations – businesses in Russia	477.7	—
Loss from disposal – businesses in Russia	(772.1)	—
Gain from revaluation of investment in the divested businesses	88.9	—
Net loss from discontinued operations – Toloka	(23.0)	(13.2)
Gain from disposal – Toloka	—	85.9
Total net income/(loss) from discontinued operations	(228.5)	72.7

Disposal of businesses in Russia and certain international markets in 2024

As disclosed in Note 1, in 2024 the Company sold all of the Group’s businesses in Russia and related businesses in certain international markets (the “Divestment”). The transaction was implemented in two closings. The first closing occurred on May 17, 2024, at which the Company sold a controlling stake of 68% in the divested businesses; the second closing occurred on July 12, 2024, at which the Company sold the remaining stake. The Divestment represents a strategic shift in the Company’s operations, and as such the divested businesses are reported as discontinued operations as defined by ASC 205-20-45 (the “2024 Deconsolidation”).

In accordance with ASC 810-10-40, “Consolidation — Overall – Derecognition - Deconsolidation of a Subsidiary or Derecognition of a Group of Assets,” a parent company must deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in that subsidiary and recognize a gain or loss in net income at that time. The Company deconsolidated the Divestment disposal group from its consolidated financial statements on May 17, 2024, after the first closing when the Company lost a controlling interest in the divested businesses and recognized a loss on the disposal of discontinued operations totaling $772.1. Loss from disposal represents both the impairment of the held-for-sale component in the amount of $501.7 and the result of the 2024 Deconsolidation in the amount of $270.4.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The following table provides details of the consideration received for the Divestment:

	Class A shares	Fair value of Class A shares received	Cash part of consideration	Total
1st closing	67,632,122	931.1	2,458.1	3,389.2
2nd closing	94,853,603	1,355.3	184.2	1,539.5
Total	162,485,725	2,286.4	2,642.3	4,928.7

Following the first closing of the divestment, the Company held a remaining interest of approximately 28% in the divested businesses. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. The result of revaluation of the investment in these divested businesses in the amount of $88.9 was presented within net income/(loss) from discontinued operations in the condensed consolidated statement of operations for the six months ended June 30, 2025.

In connection with the 2024 Deconsolidation, the Company reclassified the accumulated other comprehensive loss from equity to earnings as a result of the change in reporting currency and attributable to the divested businesses (Note 4). The Group ceased depreciation and amortization of long-lived assets related to discontinued operations as of March 7, 2024, the date of shareholder approval of the Divestment, upon satisfaction of held-for-sale criteria. Substantially all of the Group’s consolidated debt before the divestment was assumed by the buyer. As a consequence, interest expense incurred for the six months ended June 30, 2024 was allocated to the results of discontinued operations.

The summary of the assets and liabilities that were deconsolidated effective May 17, 2024 and a reconciliation of the assets and liabilities disclosed in the notes to financial statements that are presented as discontinued operations on the consolidated balance sheet as of December 31, 2023 are disclosed in the Group’s 2024 Annual Report on form 20-F. As of May 17, 2024 the Group deconsolidated $ 1,174.9 of cash and cash equivalents related to discontinued operations.

In connection with the 2024 Deconsolidation, the Company reclassified the following operations to discontinued operations for the six months ended June 30, 2024:

Six months ended June 30, 2024
Revenues	3,848.5
Operating costs and expenses:
Cost of revenues	1,588.8
Product development	433.6
Sales, general and administrative	1,143.4
Depreciation and amortization	89.3
Goodwill impairment	1.6
Total operating costs and expenses	3,256.7
Income/(loss) from discontinued operations	591.8
Interest income	33.7
Interest expense	(80.6)
Income/(loss) from equity method investments	(0.5)
Other income/(loss), net	13.2
Income/(loss) from discontinued operations before income tax expense	557.6
Income tax expense	79.9
Net income from discontinued operations, net of tax	477.7

After the Divestment, the Company does not have any continuing involvement in the divested businesses.

Toloka’s Deconsolidation and investment transaction

Effective May 2, 2025, Nebius Group ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as result of which Nebius's voting interest is 49%. Consequently, Toloka Group was deconsolidated from Nebius Group's financial statements, and the Company's retained share in Toloka was reclassified as an equity method investment for the investment in common stock, while the investment in preferred stock was accounted for under ASC 321 using the measurement alternative. The Toloka Deconsolidation represents a strategic transaction aimed at enhancing Nebius Group's focus on its core AI infrastructure business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for Nebius Group.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The deconsolidation was accounted for in accordance with ASC 810, and Nebius Group recognized a gain as the difference between the fair value of the retained investment (common and preferred stock) and the carrying amount of the assets and liabilities deconsolidated. The Company’s participation in the Toloka investment transaction amounts to $39.0 paid in cash. The Company deconsolidated cash and cash equivalents of Toloka in amount of $3.7 as of the date of the Toloka Deconsolidation.

The Company reclassified the following assets and liabilities to discontinued operations for the year ended December 31, 2024 for the Toloka Deconsolidation:

December 31,
2024
ASSETS
Cash and cash equivalents	14.9
Accounts receivable	1.9
Prepaid expenses	0.7
VAT reclaimable	1.9
Other current assets	2.0
Total current assets from discontinued operations	21.4
Property and equipment	0.3
Operating lease right-of-use assets	0.2
Deferred tax assets	0.1
Other non-current assets	0.1
Total non-current assets from discontinued operations	0.7
TOTAL ASSETS FROM DISCONTINUED OPERATIONS	22.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	7.5
Income and non-income taxes payable	0.4
Deferred revenue	0.2
Total current liabilities from discontinued operations	8.1
TOTAL LIABILITIES FROM DISCONTINUED OPERATIONS	8.1

The Company reclassified the following operations to discontinued operations for the six months ended June 30, 2024 and 2025 for the Toloka deconsolidation:

	Six months ended June 30, 2024	Six months ended June 30, 2025
Revenues	12.1	6.4
Operating costs and expenses:
Cost of revenues	14.3	8.4
Product development	8.4	3.4
Sales, general and administrative	12.1	7.4
Depreciation and amortization	0.1	0.1
Total operating costs and expenses	34.9	19.3
Loss from discontinued operations	(22.8)	(12.9)
Interest income	—	0.1
Other income/(loss), net	0.3	(0.6)
Loss from discontinued operations before income tax expense	(22.5)	(13.4)
Income tax expense	0.5	(0.2)
Net loss from discontinued operations, net of tax	(23.0)	(13.2)

After the deconsolidation, the Company has significant influence over operations of Toloka through a combination of common and preferred shares.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents and Restricted cash

Cash and cash equivalents as of December 31, 2024 and June 30, 2025 consisted of the following:

	December 31, 2024	June 30, 2025
Cash	633.2	154.5
Cash equivalents:
Bank deposits	1,301.0	729.2
Money market funds	500.4	795.5
Other cash equivalents	0.1	0.1
Total cash and cash equivalents	2,434.7	1,679.3

Restricted cash as of June 30, 2025 in the amount of $74.5 primarily consists of the funds placed in an escrow account related to the construction of data center facilities.

Current expected credit losses for cash and cash equivalents were immaterial for the six months ended June 30, 2024 and 2025. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the six months ended June 30, 2024 and 2025 were as follows:

	Six months ended June 30,
	2024	2025
Balance at beginning of period	0.4	0.1
Current period provision for expected credit losses	0.8	0.6
Write-off	(0.1)	—
Balance at the end of the period	1.1	0.7

Other Current Assets

Other current assets as of December 31, 2024 and June 30, 2025 consisted of the following:

	December 31, 2024	June 30, 2025
Prepaid other taxes	1.8	12.2
Security and guarantee deposits for next 12 months	6.2	7.0
Deferred expenses	2.2	5.6
Prepaid income tax	3.0	4.9
Interest receivable	21.6	2.4
Other	2.2	2.4
Total other current assets	37.0	34.5

Other Non-current Assets

Other non-current assets as of December 31, 2024 and June 30, 2025 consisted of the following:

	December 31, 2024	June 30, 2025
Prepaid rent over next 12 months	—	83.6
Security and guarantee deposits over next 12 months	3.9	14.4
Prepaid expenses	5.1	6.4
Deferred consideration receivable	3.8	3.8
Other	0.5	0.3
Restricted cash, non-current	0.1	—
Total other non-current assets	13.4	108.5

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2024 and June 30, 2025 comprised the following:

	December 31, 2024	June 30, 2025
Trade accounts payable and accrued liabilities	17.3	52.9
Operating lease liabilities, current (Note 8)	13.1	33.6
Salary and other compensation expenses payable/accrued to employees	10.9	10.6
Unused vacation reserve accrued	4.8	6.5
Tax liabilities accrued (Note 12)	181.9	—
Accounts payable, accrued and other liabilities	228.0	103.6

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to activities of the TripleTen business.

As of June 30, 2025, total deferred revenue increased to $19.3 from $16.3 as of December 31, 2024, driven by the overall growth in the Group’s operations. Deferred revenue is expected to be recognized as revenue during the period of one calendar year.

Interest income

The Group recognized interest income for the six months ended June 30, 2024 and 2025 in the amounts of $13.1 and $12.1, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other highly liquid financial instruments such as bank deposits with maturities of less than three months, and overnight deposits.

The accrued interest receivable in the amount of $2.4 as of June 30, 2025 is excluded from the amortized cost basis of financing receivables. The Group did not write off any accrued interest receivable during the six months ended June 30, 2024 and 2025.

Other Income/(Loss), Net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Six months ended June 30,
	2024	2025
Foreign exchange gain / (loss)	(13.9)	10.8
Gain from investments in money market funds	—	21.9
Other gain / (loss), net	(2.1)	0.2
Total other income / (loss), net	(16.0)	32.9

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $0.7 and $2.1 as of December 31, 2024 and June 30, 2025, respectively.

Reallocations of Accumulated Other Comprehensive Income / (Loss)

For the six months ended June 30, 2024 and 2025, the Group reclassified other comprehensive loss in the amount of $2,428.6 and other comprehensive income in the amount of $0.8, respectively, from equity to earnings upon the 2024 Deconsolidation of the divested businesses (Note 3). Such other comprehensive income / (loss) consisted solely of currency translation adjustment directly attributable to the divested businesses.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

5.	INVESTMENTS IN EQUITY SECURITIES AND EQUITY METHOD INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the six months ended June 30, 2024 and 2025.

	June 30, 2024	June 30, 2025
Balance at the beginning of the period	6.4	6.4
Investment in Toloka	—	33.6
Share of profit / (loss) in equity method investments	—	(7.2)
Share of OCI in equity method investments	—	(0.5)
Balance at the end of the period	6.4	32.3

Investment in Toloka represents an investment in its common stock, recognized at fair value as of the date of Toloka Deconsolidation. Investment in Toloka’s preferred stock is accounted for separately as an investment in non-marketable equity securities as disclosed below.

The carrying value of the Company’s equity method investments as of December 31, 2024 and June 30, 2025 were as follows:

	December 31, 2024	June 30, 2025
Toloka	—	25.9
Venture capital fund	6.4	6.4
Total equity method investments	6.4	32.3

Included in the carrying value of Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Company's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Company’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis difference as of June 30, 2025:

June 30,
2025
Intangible assets, net of accumulated amortization	9.2
Deferred tax liabilities	(1.7)
Basis difference	7.5

The Company amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 5.9 years as of June 30, 2025.

Investments in non-marketable equity securities

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	December 31, 2024	June 30, 2025
ClickHouse	89.7	737.1
Investment in preferred shares of Toloka	—	97.0
Other	1.0	1.0
Total Investments in non-marketable equity securities	90.7	835.1

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

ClickHouse

In 2021, the Group effected a spin-off of ClickHouse Inc. (or “ClickHouse”), an open-source database management system. In 2022, the Company lost significant influence over ClickHouse. As a result, the investment is accounted for under the measurement alternative, recorded at its initial cost less impairment, with the initial cost determined on the date of transfer from the equity method. As of December 31, 2024 and June 30, 2025, the investment was not impaired.

In May 2025, ClickHouse completed a Series C convertible preferred stock financing (the “Series C Financing”) from investors other than the Group. In connection with the Series C Financing, the Company purchased warrants for Series C convertible preferred stock for aggregate consideration of $50.0 These warrants are exercisable only upon the occurrence of specific events, such as a direct listing or initial public offering, sale event, or upon transfer. The Series C Financing represents an observable price change from an orderly transaction involving equity securities similar to the Group’s investment, and pursuant to ASC 321, the fair value of these investments was remeasured as of the transaction date to reflect this change. For the six months ended June 30, 2025, the Company recognized an upward adjustment in the amount of $597.4 presented as gain from revaluation of investment in equity securities in the unaudited condensed consolidated statement of operations.

Toloka

As disclosed in Note 3, upon the Toloka Deconsolidation, the Company retained a non-controlling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0.

6.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— inputs consisting of unobservable data requiring significant judgment or assumptions.

The Group's financial assets and liabilities subject to fair value measurement include investments in cash and cash equivalents, including money market funds, investments in non-marketable equity securities, equity method investments and convertible debt. The fair value of the Group financial assets and liabilities as of December 31, 2024 and June 30, 2025 approximates their carrying value.

Investments measured at fair value on a recurring basis

Cash and cash equivalents are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on quoted prices for identical assets in active markets or on inputs derived from quoted prices for similar instruments in active markets.

Investments measured at fair value on a nonrecurring basis

The initial cost basis of the equity method investment in Toloka Group is measured at fair value and classified as Level 3. The Group utilizes valuation methodologies such as discounted cash flow analysis and market-based approaches. These approaches often require unobservable inputs, including assumptions about the investee’s future operating performance, projected growth rates, and discount rates reflecting investee-specific risks. Adjustments may be made to account for the illiquid nature of the investment, aligning with industry benchmarks or comparable market transactions. These measurements rely heavily on the Group’s judgment and the use of financial forecasts specific to the investee.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

Non-marketable equity securities represent the Group’s investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The Group remeasured its investment in ClickHouse as of May 28, 2025, the date when an observable price change took place, based on ClickHouse’s Series C Financing.

The Company used a back-solve valuation approach to determine the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee’s valuation. The basis for the determination of the fair value of the Company’s investment in ClickHouse was derived from the investee’s recent sale of similar securities in its Series C Financing. The Company uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Company. The model includes assumptions around the investees’ expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Company’s investment in ClickHouse:

Valuation input
Price per share in the recent financing transaction	$72.50
Equity Volatility	65%
Estimated time to liquidity	3 years

For additional details about the cost and remeasurement amount of Company’s investments measured at fair value on a nonrecurring basis, see Note 5.

7.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2024 and June 30, 2025 consisted of the following:

	December 31, 2024	June 30, 2025
Server and network equipment	794.9	1,428.3
Infrastructure systems	63.1	78.8
Land, land rights and buildings	48.5	53.2
Other equipment	12.5	24.5
Assets not yet in use	164.0	567.4
Total	1,083.0	2,152.2
Less: accumulated depreciation	(236.3)	(362.8)
Total property and equipment	846.7	1,789.4

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment for the six months ended June 30, 2024 and 2025 amounted to $19.6 and $121.2, respectively.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

8.	LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases. The Group’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise operating lease costs, which are disclosed in the unaudited condensed consolidated statements of cash flows.

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	December 31, 2024	June 30, 2025
Operating leases
Operating lease right-of-use assets	44.8	277.3
Operating lease liabilities – current (Note 4)	13.1	33.6
Operating lease liabilities – non-current	30.3	204.5
Total operating lease liabilities	43.4	238.1

Maturities of lease liabilities as of June 30, 2025 were as follows:

Operating
Leases
Remainder of 2025	24.1
2025	47.9
2026	39.2
2027	34.1
2028	38.7
2029	37.9
Thereafter	81.5
Total lease payments	303.5

Less imputed interest	(65.4)
Total	238.1

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025
Operating leases	4.2	7.1	4.0%	6.6%

As of June 30, 2025, the Group had additional operating leases that have not yet commenced, primarily for data center facilities. The aggregate amount of estimated future undiscounted lease payments for such contracts is $1,651.9. These operating leases will commence in accordance with their terms for a period of up to 10 years.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

9.	INTANGIBLE ASSETS

Intangible assets, net of amortization, as of December 31, 2024 and June 30, 2025 consisted of the following:

	December 31, 2024			June 30, 2025
	Gross carrying	Less: accumulated amortization and	Net carrying	Gross carrying	Less: accumulated amortization and	Net carrying	Weighted- average remaining
	amount	impairment	amount	amount	impairment	amount	useful life
							(in years)
Technologies and licenses	6.4	(3.7)	2.7	21.6	(6.8)	14.8	3.26
Assets not yet in use	2.2	—	2.2	0.8	—	0.8
Total intangible assets	8.6	(3.7)	4.9	22.4	(6.8)	15.6

Amortization expenses of intangible assets for the six months ended June 30, 2024 and 2025 were $0.7 and $3.1, respectively.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of June 30, 2025 was as follows:

Technologies and licences
Remainder of 2025	3.1
2026	4.3
2027	3.5
2028	3.3
2029	0.6
Thereafter	—
Total	14.8

10.	INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws. Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the six months ended June 30, 2024 and 2025.

The Company recorded income tax expense of 0.1 and $1.7 for the six months ended June 30, 2024 and 2025, respectively.

The tax years 2021 – 2024 remain open for examination by the Dutch tax authorities with respect to the Company and Dutch subsidiaries.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

11.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for power and utilities of rented data center facilities (co-location agreements) with future payments (net of VAT) amounting to $3.5 in the second half of 2025, $7.1 in 2026, $7.4 in 2027, $7.6 in 2028 and $5.9 in 2029 and thereafter. The Group also has material purchase commitments for other goods and services with future payments (net of VAT) amounting to $ 0.2 in the second half of 2025, $ 0.4 in 2026, $ 0.4 in 2027, $ 0.4 in 2028 and $ 0.4 in 2029 and thereafter.

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of June 30, 2025, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $5.2 ($4.5 as of December 31, 2024). The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters. These amounts do not include amounts related to discontinued operations in connection with the 2024 Deconsolidation.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of June 30, 2025, the Group accrued $0.3 ($181.9 as of December 31, 2024) for contingencies related to non-income taxes, as a component of account payable, accrued and other liabilities in the consolidated balance sheets.

In February 2025, the Company filed declarations for dividend withholding tax to the Dutch tax authorities and subsequently paid EUR 173.7 ($181.5 at the exchange rate on the date of payment). The amount paid related to the treatment of a portion of the Class A shares received as partial consideration for the Divestment as a repurchase of shares, and corresponds to the contingent liability reflected in the Company’s balance sheets as of December 31, 2024 as disclosed in Note 4.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of June 30, 2025, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $1.4 ($1.5 as of December 31, 2024).

Environment and Current Economic Situation

In 2024, after the completion of the divestment (Note 1, Note 3) the Group had principal operations in the Netherlands and the United States, alongside a number of smaller, early-stage operations in other international regions.

The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, potential tariffs and other trade restrictions, supply chain constraints in semiconductor components, regulatory shifts impacting the technology and AI infrastructure sectors, changes in interest rates, instability in the global credit markets, geopolitical conflicts in Europe and the Middle East, and related market uncertainty. While inflation has fallen in most major economies over the last year, the risk of renewed inflationary pressures and the resulting impact on economic growth remains. The Company will continue to actively monitor and respond accordingly to the macroeconomic environment.

Following the completion of the Divestment, the Company no longer has exposure to the risks and uncertainties associated with the operations of those divested businesses. As of June 30, 2025 none of the Group’s current subsidiaries are restricted from remitting funds in the form of cash dividends or loans.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

12.	CONVERTIBLE DEBT

Convertible notes issued in 2025

On June 5, 2025, the Group issued $1,000 aggregate original principal amount of senior unsecured convertible notes (the “Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. The Notes were sold to qualified institutional buyers in two equal tranches:

•	$500.0 of 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”), and

•	$500.0 of 3.00% Convertible Senior Notes due 2031 (the “2031 Notes”).

The Notes were issued at par but accrete to a higher accreted principal amount over time:

•	The 2029 Notes accrete to 120% of their original principal at maturity (i.e., $1,200 for every $1,000 issued);

•	The 2031 Notes accrete to 125% of their original principal at maturity (i.e., $1,250 for every $1,000 issued).

The accreted principal amount is payable only upon maturity or early redemption. The Notes bear interest at 2.00% and 3.00%, respectively, payable semi-annually in arrears on June 5 and December 5 of each year, beginning December 5, 2025. The Notes have an initial conversion rate of 19.4363 Class A ordinary shares of the Company per one thousand U.S. dollars of original principal amount of the Notes. The conversion rate and conversion price per original principal amount of Notes will be subject to customary adjustments upon the occurrence of certain events. The Notes may become redeemable after December 10, 2026 and June 10, 2027 for 2029 and 2031 Notes respectively, and upon achievement of specified price per Class A share.

The Notes were issued under separate indentures with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Group and rank pari passu with all of Nebius Group’s other existing and future senior unsecured indebtedness. Holders of the Notes have the right to require the Company to repurchase all or a portion of their Notes upon the occurrence of a fundamental change, as defined in the indentures.

The net proceeds to the Company from the sale of the Notes were $975.1. Debt issuance costs were approximately $24.9 and will be amortized as interest expense over the term of the Notes.

The carrying amount of the convertible notes as of June 30, 2025 was as follows:

June 30, 2025
2% Convertible Senior Notes due June 2029	600.0
3% Convertible Senior Notes due June 2031	625.0
Unamortized debt discount (accretion)	(222.2)
Unamortized issuance costs	(24.6)
Total convertible debt	978.2

The Company recognized $4.8 as interest expenses related to the contractual coupon interest, amortization of the debt discount and issuance costs for the six months ended June 30, 2025, including $1.8 coupon interest payable in December 2025. This amount is included in Debt, current in the Group’s unaudited condensed consolidated balance sheet.

The Group’s convertible senior notes issued in June 2025 are carried at amortized cost, with an unamortized balance of $1,000.0 million as of June 30, 2025. The Group has not elected the fair value option and measures the fair value of convertible debt for disclosure purposes only. The fair value of the convertible senior notes as of June 30, 2025, was $978.2

Convertible notes issued in 2020

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par (the “2025 Notes”).

On March 7, 2022, the 2025 Notes’ delisting event condition was triggered as a result of the trading of the Company’s Class A shares on Nasdaq having been suspended for at least five trading days. This resulted in the holders of the 2025 Notes having the right to require the redemption of their 2025 Notes at par in the full amount of $1,250.0, plus accrued interest.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

In June 2022, the Group entered into settlement agreements with holders of a majority of the 2025 Notes and completed the repurchase of 93.2% in aggregate principal amount of the 2025 Notes and accounted for the modification of all the 2025 Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the 2025 Notes originally issued.

The remaining cash consideration for the remaining 2025 Notes amounts to $6.1 and $6.1 as of December 31, 2024 and June 30, 2025, respectively.

13.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Group grants share-based awards under the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the "Plan"). The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”), share appreciation rights (“SARs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. Share-Based Awards granted under the Plan generally vest over a four-year period with four-sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one-sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter.

Certain options may be granted with exercise prices that is considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various stock price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied. During the six months ended June 30, 2025, the Group granted 6,000,000 options to certain executives with exercise prices that were considered to be deeply out of the money and contain an implicit market condition. The Group recognized $2.4 of expense related to these awards for the six months ended June 30, 2025.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the six months ended June 30, 2024 and 2025:

	Six months ended June 30,
	2024	2025
Restricted Share Units (“RSUs”)	57.2	26.2
Synthetic Options and Business Unit Equity Awards	19.7	—
Share options	1.0	2.6
Performance Share Units (“PSUs”)	(8.4)	—
RSUs in respect of the Avride Group	2.3	1.2
Share options in respect of Avride Group	—	2.3
Total share-based compensation expenses	71.8	32.3

Share-based compensation expense is recognized in respect of the awards granted to employees of both continuing and discontinued operations. For the six months ended June 30, 2024 and 2025 the Group recognized share-based compensation expense in relation to employees directly attributable to the operations of the discontinued operations in the amount of $64.7 and $0.2 respectively. Share-based compensation expenses for the employees of retained businesses amounts to $7.1 and $32.1 for the six months ended June 30, 2024 and 2025, respectively.

As of June 30, 2025, the Group had $193.6 million of unamortized share-based compensation expense related to all unvested awards in respect of the Company’s shares, which is expected to be recognized over a weighted average amortization period of 3.78 years.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The following table summarizes information about Share Options and SARs:

	Share Options		SARs
	Number of shares	Weighted-Average Exercise Price per Share	Number of shares	Weighted-Average Exercise Price per Share
Outstanding as of December 31, 2024	1,176,746	$40.00	75,000	$32.85
Granted (1)	6,350,000	96,69	—	—
Exercised	—	—	—	—
Forfeited	—	—	(75,000)	$32.85
Cancelled	—	—	—	—
Outstanding as of June 30, 2025	7,526,746	$87,83	—	—

(1)	Includes 6,000,000 options granted with market conditions.

The Company estimates the fair value of Share Options using the Monte-Carlo and BSM pricing model.

The following table summarizes information about RSUs:

	Number of shares	Weighted-Average Grant date Fair Value per Share
Unvested as of December 31, 2024	9,015,042	$20.54
Granted	492,689	36.28
Vested	(2,642,212)	21.28
Forfeited	(167,352)	21.82
Expired	(8,384)	46.69
Cancelled	(237)	70.88
Unvested as of June 30, 2025	6,689,546	21.17

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria. Generally, Avride RSUs vest over a six-year period, 17% after one year, with the remaining vesting in equal amounts on the last day of each quarter over the following five years.

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group N.V., became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan ("Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc. (representing 20% of the fully diluted share capital of Avride Group Inc).

The following table summarizes Avride awards activity for the Group:

	Share Options		RSUs
	Number of shares	Weighted-Average Exercise Price per Share	Number of shares	Weighted-Average Grant date Fair Value per Share
Outstanding as of December 31, 2024	—	—	1,168,629	14.5
Granted	6,837,589	1.77	—	—
Exercised	—	—	—	—
Forfeited	—	—	—
Cancelled	—	—	(292,156)	14.5
Transfer between the programs	876,473	1.77	(876,473)	14.5
Outstanding as of June 30, 2025	7,741,062	1.77	—	—

The Company estimates the fair value of Avride Share Options using BSM pricing model.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

As of June 30, 2025, the unamortized share based compensation expense related to Avride share options in the amount of $5.4 million is expected to be recognized over a weighted average period of 2.15 years.

14.	INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (“CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

In 2025, following the completion of the Toloka investment transaction (Note 3), the Group introduced the following changes to its reporting segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2024, in order to reflect the new operational structure of the retained businesses:

•	Toloka operating segment previously reported was reclassified into the results of discontinued operations.

This change has been applied retroactively to all periods presented. Reportable segments derive revenues from the following services:

•	The core Nebius AI business offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment also includes the operations of the Group’s proprietary data center in Finland;

•	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and

•	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The table below presents Revenue, Adjusted EBITDA loss, and expense information about the Group’s operating segments:

	Six months ended June 30,
	2024	2025
Revenues:
Nebius	17.4	135.1
Avride	0.1	0.4
TripleTen	10.2	22.8
Total segment revenues	27.7	158.3
Eliminations	(3.5)	(2.3)
Total revenues	24.2	156.0
Adjusted EBITDA:
Nebius	(68.5)	(17.9)
Avride	(34.4)	(34.2)
TripleTen	(13.6)	(22.6)
Total segment adjusted EBITDA loss	(116.5)	(74.7)
Supplemental information about segment expenses:
Nebius:
Employee compensation expenses	(65.2)	(83.1)
Corporate Functions Expenses (excl. personnel costs)	(6.6)	(22.1)
Other costs and expenses	(14.1)	(47.8)
Total Nebius costs and expenses	(85.9)	(153.0)
Avride:
Employee compensation expenses	(23.4)	(24.6)
Other costs and expenses	(11.1)	(10.0)
Total Avride costs and expenses	(34.5)	(34.6)
TripleTen:
Employee compensation expenses	(11.7)	(16.8)
Other costs and expenses	(12.1)	(28.6)
Total TripleTen costs and expenses	(23.8)	(45.4)

Employee compensation expenses include both the costs of employees directly involved in activities of reporting segments, and allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the core Nebius AI reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius other cost and expenses include costs of operation and co-location of data center facilities and the electricity, utility and maintenance costs in data centers.

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense was as follows:

	Six months ended June 30,
	2024	2025
Total segment adjusted EBITDA loss	(116.5)	(74.7)
Less: depreciation and amortization	(20.3)	(124.3)
Less: certain SBC expense	(2.1)	(32.1)
Less: one-off restructuring and other expenses	(43.6)	(0.4)
Add: interest income	13.1	12.1
Less: interest expense	—	(4.8)
Less: loss from equity method investments	—	(6.2)
Add: gain from revaluation of investment in equity securities	—	597.4
Add: other income/(loss), net	(16.0)	32.9
Net loss before income taxes	(185.4)	399.9

Revenue disaggregated by geography, based on the legal or invoicing addresses of customers, indicates that more than 50% is generated from customers based in the United States.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangibles assets, net and operating lease assets:

	December 31, 2024	June 30, 2025
Long-lived assets:
The Netherlands	761.1	1,178.8
United States	71.1	641.4
Finland	52.3	152.2
Rest of the world	10.9	109.9
Total long-lived assets	895.4	2,082.3

15.	SUBSEQUENT EVENTS

Grant of Restricted Share Units in July 2025

On July 23, 2025, the Board of Directors approved the grant of approximately 115 thousand RSUs under the Company's Employee Equity Incentive Plan. The RSUs were granted to employees as part of the Company’s long-term incentive program. The grant date fair value of the RSUs was $51.88 per unit, based on the closing share price on July 23, 2025. The total fair value of the grant was approximately $5.9 million.

Amendment of the Articles of Association and Cancellation of Treasury Shares

On August 21, 2025, the Company’s Annual General Meeting of shareholders approved the following changes to the Company’s share capital:

-	To reduce the number of authorized Class B and Class C shares, to reflect the number of Class B shares currently outstanding. After the reduction, the Company’s Class B and Class C shares authorized are 35,698,674 shares.

-	To cancel 40,000,000 Class A shares held in treasury. In accordance with Dutch law, the cancellation will not be effective until two months after the resolution to cancel such treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once this procedure is complete, such treasury shares will be cancelled.

Agreement to deliver AI infrastructure to Microsoft

On September 8, 2025, Nebius, Inc., a wholly owned subsidiary of the Company, entered into a commercial agreement (the " Agreement") with Microsoft, pursuant to which Nebius Inc. will provide Microsoft access to dedicated GPU infrastructure capacity in clusters (each, a “GPU Service”) at its new data center in Vineland, New Jersey over a five-year term.

The GPU Services will be deployed in several tranches during 2025 and 2026. Subject to the satisfaction of deployment and availability of the GPU Services, Microsoft has committed to pay the Company fees under the Agreement estimated to be up to $17.4 billion through 2031. Microsoft may also acquire additional services and/or capacity under the Agreement, which would increase the total contract value to about $19.4 billion. Cash flow under the Agreement will be utilized to finance part of the capital expenditure associated with the Agreement. The Company expects to finance the capital expenditures associated with the Agreement through a combination of cash flow under the Agreement and the issuance of debt secured against the Agreement.

The obligations of the parties under the Agreement will commence upon the confirmation by the Company to Microsoft that it has secured any additional financing required in respect of the capital expenditures under the Agreement.